Exhibit 99.1

Contact for Media and Investors:

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

NetEase Announces Second Quarter 2024 Unaudited Financial Results

Hangzhou, China, August 22, 2024 - NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), a leading internet and game services provider, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Financial Highlights

•	Net revenues were RMB25.5 billion (US$3.5 billion), an increase of 6.1% compared with the same quarter of 2023.

•	Games and related value-added services net revenues were RMB20.1 billion (US$2.8 billion), an increase of 6.7% compared with the same quarter of 2023.

•	Youdao net revenues were RMB1.3 billion (US$181.9 million), an increase of 9.5% compared with the same quarter of 2023.

•	Cloud Music net revenues were RMB2.0 billion (US$280.8 million), an increase of 4.7% compared with the same quarter of 2023.

•	Innovative businesses and others net revenues were RMB2.1 billion (US$284.5 million), which was relatively stable compared with the same quarter of 2023.

•	Gross profit was RMB16.0 billion (US$2.2 billion), an increase of 11.6% compared with the same quarter of 2023.

•	Total operating expenses were RMB9.0 billion (US$1.2 billion), an increase of 8.9% compared with the same quarter of 2023.

•	Net income attributable to the Company’s shareholders was RMB6.8 billion (US$930.0 million). Non-GAAP net income attributable to the Company’s shareholders was RMB7.8 billion (US$1.1 billion).[1]

•	Basic net income per share was US$0.29 (US$1.45 per ADS). Non-GAAP basic net income per share was US$0.33 (US$1.67 per ADS).[1]

Second Quarter 2024 and Recent Operational Highlights

•	Launched popular new titles, further enhancing our appeal in diversified genres:

•	Lost Light mobile game, a multiplayer tactical shooter game, topped the iOS download charts in China following its June launch.

•	Once Human, a multiplayer open-world survival game set in a post-apocalyptic world, attained over 230,000 peak concurrent users on Steam soon after its launch, ranking among the top 5 most-played games in the world.

•	Naraka: Bladepoint mobile game hit the top 3 on iOS grossing charts soon after launch in China, and topped the iOS download chart for over a week.

•	Generated continued popularity of hit games, with Naraka: Bladepoint reaching record-high DAUs on its three-year anniversary, and Identity V continuing its strong performance, hitting record-high DAUs in July and August, consecutively.

•	Brought highly anticipated NetEase titles to partners’ world-leading gaming platforms:

•	Unveiled plans to bring Where Winds Meet and Marvel Rivals to consoles at PlayStation State of Play. Marvel Rivals also announced during Gamescom its release date for December 6th.

•	Announced FragPunk, a 5v5 first-person hero shooter game, at the Xbox Games Showcase 2024, highlighting its innovative shooting experience with unique card mechanics.

•	Eggy Party joined Nintendo Direct with upcoming plans for a worldwide release on Switch.

•	Brought World of Warcraft back to China with players enthusiastically welcoming the unfolding return of Blizzard’s game portfolio.

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS are defined to exclude share-based compensation expenses. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement.

•	Youdao continued to drive growth in digital content services, online marketing services and AI-driven subscription services, recording historic-high operating cash flow and significantly narrowed operating loss compared with the same quarter of last year.

•	Cloud Music continued to propel quality development across its music-centric ecosystem, further augmented its unique community, and kept bringing users high-quality music experiences.

“The robust R&D and operating capabilities we’ve built over the past two decades have shaped our formidable games portfolio of time-honored titles and newer innovative hits that redefine genres and diversify our offerings,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “With a growing portfolio of games that feature higher quality and cover more genres, we are thrilled to bring exciting NetEase gaming experiences to more players around the globe. As we expand our reach to players in China and worldwide, innovation remains our priority. We will continue to explore opportunities with talent and partners in the industry to drive the next wave of gaming trends.

“Alongside our games, Cloud Music and Youdao are also on track for continued growth this year. Superior content is the thread that connects our NetEase family, and we continue to bring experiences that resonate with our users across our businesses,” Mr. Ding concluded.

Second Quarter 2024 Financial Results

Net Revenues

Net revenues for the second quarter of 2024 were RMB25.5 billion (US$3.5 billion), compared with RMB26.9 billion and RMB24.0 billion for the preceding quarter and the same quarter of 2023, respectively.

Net revenues from games and related value-added services were RMB20.1 billion (US$2.8 billion) for the second quarter of 2024, compared with RMB21.5 billion and RMB18.8 billion for the preceding quarter and the same quarter of 2023, respectively. Net revenues from the operation of online games accounted for approximately 96.1% of the segment’s net revenues for the second quarter of 2024, compared with 95.2% and 91.7% for the preceding quarter and the same quarter of 2023, respectively. Net revenues from mobile games accounted for approximately 76.4% of net revenues from the operation of online games for the second quarter of 2024, compared with 78.6% and 73.6% for the preceding quarter and the same quarter of 2023, respectively.

Net revenues from Youdao were RMB1.3 billion (US$181.9 million) for the second quarter of 2024, compared with RMB1.4 billion and RMB1.2 billion for the preceding quarter and the same quarter of 2023, respectively.

Net revenues from Cloud Music were RMB2.0 billion (US$280.8 million) for the second quarter of 2024, compared with RMB2.0 billion and RMB1.9 billion for the preceding quarter and the same quarter of 2023, respectively.

Net revenues from innovative businesses and others were RMB2.1 billion (US$284.5 million) for the second quarter of 2024, compared with RMB2.0 billion and RMB2.1 billion for the preceding quarter and the same quarter of 2023, respectively.

Gross Profit

Gross profit for the second quarter of 2024 was RMB16.0 billion (US$2.2 billion), compared with RMB17.0 billion and RMB14.4 billion for the preceding quarter and the same quarter of 2023, respectively.

The quarter-over-quarter decrease in games and related value-added services’ gross profit was primarily due to lower net revenues from certain mobile games. The year-over-year increase was primarily due to increased net revenues from mobile games such as Identity V and Justice mobile game, launched in 2023.

The quarter-over-quarter decrease in Youdao’s gross profit was primarily due to lower net revenues from its learning services. The year-over-year increase was primarily due to higher net revenues from its online marketing services.

The quarter-over-quarter decrease in Cloud Music’s gross profit primarily resulted from the one-off adjustment of certain copyright costs in the preceding quarter. The year-over-year increase was primarily due to increased net revenues from sales of membership subscriptions and continued improvement in cost control measures.

The quarter-over-quarter and year-over-year increases in innovative businesses and others’ gross profit were primarily due to increased gross profit from Yanxuan and several other businesses included within the segment.

Gross Profit Margin

Gross profit margin for games and related value-added services for the second quarter of 2024 was 70.0%, compared with 69.5% and 67.4% for the preceding quarter and the same quarter of 2023, respectively. The quarter-over-quarter and year-over-year increases were mainly attributable to changes in product mix.

Gross profit margin for Youdao for the second quarter of 2024 was 48.2%, compared with 49.0% and 47.0% for the preceding quarter and the same quarter of 2023, respectively. The quarter-over-quarter decrease was mainly due to decreased revenue contribution from its learning services. The year-over-year increase was mainly due to the improvement of gross profit margin from its online marketing services.

Gross profit margin for Cloud Music for the second quarter of 2024 was 32.1%, compared with 38.0% and 27.0% for the preceding quarter and the same quarter of 2023, respectively. The quarter-over-quarter and year-over-year fluctuations were mainly due to the factors enumerated above. The one-off adjustment of copyright costs mentioned above increased the gross profit margin in the preceding quarter by approximately five percentage points.

Gross profit margin for innovative businesses and others for the second quarter of 2024 was 34.0%, compared with 33.4% and 29.5% for the preceding quarter and the same quarter of 2023, respectively. The quarter-over-quarter and year-over-year increases were mainly due to changes in the product mix within the segment.

Operating Expenses

Total operating expenses for the second quarter of 2024 were RMB9.0 billion (US$1.2 billion), compared with RMB9.4 billion and RMB8.3 billion for the preceding quarter and the same quarter of 2023, respectively. The quarter-over-quarter decrease was mainly due to decreased marketing expenditures related to games and related value-added services. The year-over-year increase was mainly due to increased research and development investments and marketing expenditures associated with games and related value-added services.

Other Income/(Expenses)

Other income/(expenses) consisted of investment income, interest income, exchange gains/(losses) and others. The quarter-over-quarter and year-over-year decreases were mainly due to net exchange losses in the second quarter of 2024 compared with net exchange gains recorded in the preceding quarter and the same quarter of 2023.

Income Tax

The Company recorded a net income tax charge of RMB1.3 billion (US$179.0 million) for the second quarter of 2024, compared with RMB1.5 billion and RMB712.1 million for the preceding quarter and the same quarter of 2023, respectively. The effective tax rate for the second quarter of 2024 was 16.0%, compared with 16.0% and 8.0% for the preceding quarter and the same quarter of 2023, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB6.8 billion (US$930.0 million) for the second quarter of 2024, compared with RMB7.6 billion and RMB8.2 billion for the preceding quarter and the same quarter of 2023, respectively.

NetEase reported basic net income of US$0.29 per share (US$1.45 per ADS) for the second quarter of 2024, compared with US$0.33 per share (US$1.64 per ADS) and US$0.35 per share (US$1.76 per ADS) for the preceding quarter and the same quarter of 2023, respectively.

Non-GAAP net income attributable to the Company’s shareholders totaled RMB7.8 billion (US$1.1 billion) for the second quarter of 2024, compared with RMB8.5 billion and RMB9.0 billion for the preceding quarter and the same quarter of 2023, respectively.

NetEase reported non-GAAP basic net income of US$0.33 per share (US$1.67 per ADS) for the second quarter of 2024, compared with US$0.36 per share (US$1.82 per ADS) and US$0.39 per share (US$1.93 per ADS) for the preceding quarter and the same quarter of 2023, respectively.

Other Financial Information

As of June 30, 2024, the Company’s net cash (total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans) totaled RMB116.1 billion (US$16.0 billion), compared with RMB110.9 billion as of December 31, 2023. Net cash provided by operating activities was RMB6.5 billion (US$898.8 million) for the second quarter of 2024, compared with RMB9.6 billion and RMB7.7 billion for the preceding quarter and the same quarter of 2023, respectively.

Quarterly Dividend

The board of directors has approved a dividend of US$0.0870 per share (US$0.4350 per ADS) for the second quarter of 2024 to holders of ordinary shares and holders of ADSs as of the close of business on September 6, 2024, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 6, 2024 (Beijing/ Hong Kong Time). The payment date is expected to be September 17, 2024 for holders of ordinary shares and on or around September 20, 2024 for holders of ADSs.

NetEase paid a dividend of US$0.0990 per share (US$0.4950 per ADS) for the first quarter of 2024 in June 2024.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had approved a share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market transactions. This share repurchase program commenced on January 10, 2023 and will be in effect for a period not to exceed 36 months from such date. As of June 30, 2024, approximately 11.9 million ADSs had been repurchased under this program for a total cost of US$1.1 billion.

The extent to which NetEase repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with a simultaneous webcast at 8:00 a.m. New York Time on Thursday, August 22, 2024 (Beijing/Hong Kong Time: 8:00 p.m., Thursday, August 22, 2024). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10040836, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10040836. The replay will be available through August 29, 2024.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is a leading internet and game services provider centered around premium content. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of the most popular and longest running mobile and PC games available in China and globally.

Powered by one of the largest in-house game R&D teams focused on mobile, PC and console, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), an intelligent learning company with industry-leading technology, and Cloud Music (HKEX: 9899), a well-known online music platform featuring a vibrant content community, as well as Yanxuan, NetEase’s private label consumer lifestyle brand.

For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in government regulation that could adversely affect the industry and geographical markets in which NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; risks related to economic uncertainty and capital market disruption; risks related to the expansion of NetEase’s businesses and operations internationally; risks associated with cybersecurity threats or incidents; and the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that this non-GAAP financial measure provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	21,428,902	18,982,239	2,612,043
Time deposits	100,856,034	93,456,225	12,860,005
Restricted cash	2,777,206	2,869,827	394,901
Accounts receivable, net	6,422,417	6,364,847	875,832
Inventories	695,374	574,441	79,046
Prepayments and other current assets, net	6,076,595	5,487,749	755,139
Short-term investments	4,436,057	10,417,802	1,433,537
Total current assets	142,692,585	138,153,130	19,010,503

Non-current assets:
Property, equipment and software, net	8,075,044	8,092,032	1,113,501
Land use rights, net	4,075,143	4,022,255	553,481
Deferred tax assets	1,560,088	1,504,697	207,053
Time deposits	1,050,000	3,940,000	542,162
Restricted cash	550	3,250	447
Other long-term assets	28,471,568	27,627,257	3,801,637
Total non-current assets	43,232,393	45,189,491	6,218,281
Total assets	185,924,978	183,342,621	25,228,784

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	881,016	792,003	108,983
Salary and welfare payables	4,857,206	3,606,360	496,252
Taxes payable	2,571,534	2,381,220	327,667
Short-term loans	19,240,163	13,187,247	1,814,626
Contract liabilities	13,362,166	13,615,857	1,873,604
Accrued liabilities and other payables	12,930,399	12,345,208	1,698,757
Total current liabilities	53,842,484	45,927,895	6,319,889

Non-current liabilities:
Deferred tax liabilities	2,299,303	1,448,781	199,359
Long-term loans	427,997	427,997	58,894
Other long-term liabilities	1,271,113	1,192,543	164,099
Total non-current liabilities	3,998,413	3,069,321	422,352
Total liabilities	57,840,897	48,997,216	6,742,241

Redeemable noncontrolling interests	115,759	119,498	16,443

NetEase,Inc.’s shareholders’ equity	124,285,776	130,909,906	18,013,803
Noncontrolling interests	3,682,546	3,316,001	456,297
Total equity	127,968,322	134,225,907	18,470,100

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	185,924,978	183,342,621	25,228,784

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	24,011,301	26,851,741	25,485,805	3,506,963	49,057,588	52,337,546	7,201,886
Cost of revenues	(9,635,888)	(9,835,821)	(9,443,587)	(1,299,481)	(19,785,629)	(19,279,408)	(2,652,935)
Gross profit	14,375,413	17,015,920	16,042,218	2,207,482	29,271,959	33,058,138	4,548,951

Operating expenses:
Selling and marketing expenses	(3,271,705)	(4,022,204)	(3,501,737)	(481,855)	(6,176,751)	(7,523,941)	(1,035,329)
General and administrative expenses	(1,132,147)	(1,196,475)	(1,091,441)	(150,187)	(2,153,825)	(2,287,916)	(314,828)
Research and development expenses	(3,908,907)	(4,174,758)	(4,455,717)	(613,127)	(7,658,639)	(8,630,475)	(1,187,593)
Total operating expenses	(8,312,759)	(9,393,437)	(9,048,895)	(1,245,169)	(15,989,215)	(18,442,332)	(2,537,750)
Operating profit	6,062,654	7,622,483	6,993,323	962,313	13,282,744	14,615,806	2,011,201

Other income/(expenses):
Investment income, net	287,691	179,291	103,674	14,266	759,059	282,965	38,937
Interest income, net	935,578	1,277,597	1,186,219	163,229	1,711,608	2,463,816	339,032
Exchange gains/(losses), net	1,464,956	15,011	(239,375)	(32,939)	1,078,388	(224,364)	(30,874)
Other, net	120,826	193,888	85,694	11,792	378,859	279,582	38,472
Income before tax	8,871,705	9,288,270	8,129,535	1,118,661	17,210,658	17,417,805	2,396,768
Income tax	(712,090)	(1,485,910)	(1,300,939)	(179,015)	(2,340,649)	(2,786,849)	(383,483)
Net income	8,159,615	7,802,360	6,828,596	939,646	14,870,009	14,630,956	2,013,285

Accretion of redeemable noncontrolling interests	(868)	(958)	(960)	(132)	(1,728)	(1,918)	(264)
Net loss/(income) attributable to noncontrolling interests and redeemable noncontrolling interests	84,020	(167,456)	(68,887)	(9,479)	129,120	(236,343)	(32,522)
Net income attributable to the Company’s shareholders	8,242,767	7,633,946	6,758,749	930,035	14,997,401	14,392,695	1,980,499

Net income per share *
Basic	2.56	2.38	2.10	0.29	4.66	4.48	0.62
Diluted	2.54	2.35	2.08	0.29	4.61	4.43	0.61

Net income per ADS *
Basic	12.80	11.88	10.50	1.45	23.29	22.39	3.08
Diluted	12.69	11.75	10.42	1.43	23.05	22.17	3.05

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,218,783	3,211,665	3,217,699	3,217,699	3,219,926	3,214,682	3,214,682
Diluted	3,248,916	3,249,452	3,243,056	3,243,056	3,252,707	3,246,254	3,246,254

*	Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	8,159,615	7,802,360	6,828,596	939,646	14,870,009	14,630,956	2,013,285
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	661,363	567,923	631,957	86,960	1,743,632	1,199,880	165,109
Fair value changes of equity security and other investments	(78,035)	(368,258)	(7,887)	(1,085)	(304,755)	(376,145)	(51,759)
Impairment losses on investments	47,870	128,417	210,741	28,999	47,870	339,158	46,670
Fair value changes of short-term investments	(96,884)	(60,810)	(128,295)	(17,654)	(234,800)	(189,105)	(26,022)
Share-based compensation cost	787,862	894,300	1,079,056	148,482	1,610,275	1,973,356	271,543
Allowance for expected credit losses	8,540	11,600	9,281	1,277	29,260	20,881	2,873
Losses/(gains) on disposal of property, equipment and software	252	2,132	(326)	(45)	(358)	1,806	249
Unrealized exchange (gains)/losses	(1,466,295)	(17,509)	(209,311)	(28,802)	(1,080,334)	(226,820)	(31,211)
Gains on disposal of long-term investments, business and subsidiaries	(16,382)	(13,487)	(141,114)	(19,418)	(22,150)	(154,601)	(21,274)
Deferred income taxes	(334,380)	485,054	(1,280,076)	(176,144)	243,286	(795,022)	(109,399)
Share of results on equity method investees	(129,292)	164,271	39,200	5,394	(225,100)	203,471	27,999
Changes in operating assets and liabilities:
Accounts receivable	770,551	(1,358,711)	1,410,478	194,088	(345,731)	51,767	7,123
Inventories	69,410	91,378	29,552	4,067	186,740	120,930	16,641
Prepayments and other assets	(7,233)	326,140	530,856	73,048	118,594	856,996	117,927
Accounts payable	(115,791)	(7,001)	(126,862)	(17,457)	(728,730)	(133,863)	(18,420)
Salary and welfare payables	758,106	(2,178,608)	879,058	120,963	(1,467,631)	(1,299,550)	(178,824)
Taxes payable	(992,892)	1,271,822	(1,462,700)	(201,274)	(259,176)	(190,878)	(26,266)
Contract liabilities	(41,196)	1,574,086	(1,270,324)	(174,801)	448,795	303,762	41,799
Accrued liabilities and other payables	(306,784)	242,070	(490,048)	(67,433)	(950,620)	(247,978)	(34,123)
Net cash provided by operating activities	7,678,405	9,557,169	6,531,832	898,811	13,679,076	16,089,001	2,213,920

Cash flows from investing activities:
Purchase of property, equipment and software	(520,544)	(415,018)	(168,880)	(23,239)	(1,173,483)	(583,898)	(80,347)
Proceeds from sale of property, equipment and software	4,292	3,506	660	91	6,796	4,166	573
Purchase of intangible assets, content and licensed copyrights	(283,321)	(188,821)	(399,533)	(54,978)	(1,110,003)	(588,354)	(80,960)
Net changes of short-term investments with terms of three months or less	1,630,013	2,401,649	(8,194,289)	(1,127,572)	906,862	(5,792,640)	(797,094)
Proceeds from maturities of short-term investments with terms over three months	-	-	-	-	104,269	-	-
Investment in long-term investments and acquisition of subsidiaries	(270,228)	(481,804)	(193,450)	(26,620)	(1,499,276)	(675,254)	(92,918)
Proceeds from disposal of long-term investments, businesses and subsidiaries	16,531	85,456	840,649	115,677	57,811	926,105	127,436
Placement/rollover of matured time deposits	(10,874,831)	(34,558,836)	(61,775,606)	(8,500,606)	(47,194,934)	(96,334,442)	(13,256,060)
Proceeds from maturities of time deposits	21,918,791	46,048,382	55,211,839	7,597,402	44,251,140	101,260,221	13,933,870
Change in other long-term assets	(31,189)	(34,625)	(172,543)	(23,743)	(152,030)	(207,168)	(28,507)
Net cash provided by/(used in)investing activities	11,589,514	12,859,889	(14,851,153)	(2,043,588)	(5,802,848)	(1,991,264)	(274,007)

Cash flows from financing activities:
Net changes from loans with terms of three months or less	(14,970,935)	(399,726)	(2,085,053)	(286,913)	(12,332,895)	(2,484,779)	(341,917)
Proceeds of loans with terms over three months	2,171,541	6,998,250	1,069,020	147,102	3,451,100	8,067,270	1,110,093
Payment of loans with terms over three months	(3,233,500)	(957,000)	(10,681,827)	(1,469,868)	(3,273,922)	(11,638,827)	(1,601,556)
Net amounts received related to capital contribution from noncontrolling interests shareholders	22,228	42,214	50,572	6,959	46,577	92,786	12,768
Cash paid for repurchase of NetEase’s ADSs/purchase of subsidiaries’ ADSs and shares	(2,195,210)	(1,233,780)	(2,007,030)	(276,177)	(4,311,967)	(3,240,810)	(445,950)
Dividends paid to NetEase’s shareholders	(2,119,316)	(4,945,016)	(2,264,799)	(311,647)	(3,331,656)	(7,209,815)	(992,104)
Net cash used in financing activities	(20,325,192)	(495,058)	(15,919,117)	(2,190,544)	(19,752,763)	(16,414,175)	(2,258,666)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(47,876)	(43,138)	8,234	1,133	(32,378)	(34,904)	(4,803)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,105,149)	21,878,862	(24,230,204)	(3,334,188)	(11,908,913)	(2,351,342)	(323,556)
Cash, cash equivalents and restricted cash, at the beginning of the period	16,784,561	24,206,658	46,085,520	6,341,579	27,588,325	24,206,658	3,330,947
Cash, cash equivalents and restricted cash, at end of the period	15,679,412	46,085,520	21,855,316	3,007,391	15,679,412	21,855,316	3,007,391

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	1,625,045	1,182,711	2,848,493	391,966	2,699,624	4,031,204	554,712
Cash paid for interest expenses	326,646	146,455	152,943	21,046	602,360	299,398	41,199

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	18,798,646	21,460,378	20,055,819	2,759,772	38,864,243	41,516,197	5,712,819
Youdao	1,206,634	1,391,859	1,321,721	181,875	2,369,904	2,713,580	373,401
Cloud Music	1,948,539	2,029,541	2,040,952	280,844	3,908,380	4,070,493	560,118
Innovative businesses and others	2,057,482	1,969,963	2,067,313	284,472	3,915,061	4,037,276	555,548
Total net revenues	24,011,301	26,851,741	25,485,805	3,506,963	49,057,588	52,337,546	7,201,886

Cost of revenues:
Games and related value-added services	(6,122,836)	(6,555,311)	(6,008,604)	(826,812)	(12,805,884)	(12,563,915)	(1,728,853)
Youdao	(639,459)	(710,356)	(684,942)	(94,251)	(1,200,879)	(1,395,298)	(191,999)
Cloud Music	(1,422,855)	(1,259,006)	(1,385,756)	(190,686)	(2,943,233)	(2,644,762)	(363,931)
Innovative businesses and others	(1,450,738)	(1,311,148)	(1,364,285)	(187,732)	(2,835,633)	(2,675,433)	(368,152)
Total cost of revenues	(9,635,888)	(9,835,821)	(9,443,587)	(1,299,481)	(19,785,629)	(19,279,408)	(2,652,935)

Gross profit:
Games and related value-added services	12,675,810	14,905,067	14,047,215	1,932,960	26,058,359	28,952,282	3,983,966
Youdao	567,175	681,503	636,779	87,624	1,169,025	1,318,282	181,402
Cloud Music	525,684	770,535	655,196	90,158	965,147	1,425,731	196,187
Innovative businesses and others	606,744	658,815	703,028	96,740	1,079,428	1,361,843	187,396
Total gross profit	14,375,413	17,015,920	16,042,218	2,207,482	29,271,959	33,058,138	4,548,951

Gross profit margin:
Games and related value-added services	67.4%	69.5%	70.0%	70.0%	67.0%	69.7%	69.7%
Youdao	47.0%	49.0%	48.2%	48.2%	49.3%	48.6%	48.6%
Cloud Music	27.0%	38.0%	32.1%	32.1%	24.7%	35.0%	35.0%
Innovative businesses and others	29.5%	33.4%	34.0%	34.0%	27.6%	33.7%	33.7%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.2672 on the last trading day of June 2024 (June 28, 2024) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 28, 2024, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	193,001	254,935	319,949	44,026	396,515	574,884	79,107
Operating expenses
Selling and marketing expenses	31,069	17,869	42,865	5,898	63,422	60,734	8,357
General and administrative expenses	281,326	289,636	286,350	39,403	575,607	575,986	79,258
Research and development expenses	282,466	331,860	429,892	59,155	574,731	761,752	104,821

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiary to meet the disclosure requirements under different accounting standards requirements.

Note 4: The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	8,242,767	7,633,946	6,758,749	930,035	14,997,401	14,392,695	1,980,499
Add: Share-based compensation	774,683	876,898	1,059,939	145,852	1,586,283	1,936,837	266,518
Non-GAAP net income attributable to the Company’s shareholders	9,017,450	8,510,844	7,818,688	1,075,887	16,583,684	16,329,532	2,247,017

Non-GAAP net income per share *
Basic	2.80	2.65	2.43	0.33	5.15	5.08	0.70
Diluted	2.78	2.62	2.41	0.33	5.10	5.03	0.69

Non-GAAP net income per ADS *
Basic	14.01	13.25	12.15	1.67	25.75	25.40	3.49
Diluted	13.88	13.10	12.05	1.66	25.49	25.15	3.46

* Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

Note 5: Reconciliation between U.S. GAAP and International Financial Reporting Standards

The unaudited condensed consolidated financial information is prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRSs”). The effects of material differences between the unaudited condensed consolidated financial information prepared under U.S. GAAP and IFRSs (“Reconciliation Statement”) are as follows in RMB (in thousands).

PricewaterhouseCoopers, the auditor of the Company in Hong Kong, has performed a limited assurance engagement on the Reconciliation Statement in accordance with International Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”.

Reconciliation of unaudited condensed consolidated statements of income (Extract):

		For the Six Months Ended June 30, 2023 IFRSs adjustments
	Amounts as reported under U.S.	Investments measured at fair value	Redeemable noncontrolling interests	Amounts as reported under
	GAAP	(Note (a))	(Note (b))	IFRSs
Investment income, net	759,059	694,453	-	1,453,512
Income before tax	17,210,658	694,453	-	17,905,111
Income tax	(2,340,649)	15,289	-	(2,325,360)
Net income	14,870,009	709,742	-	15,579,751
Accretion of redeemable noncontrolling interests	(1,728)	-	1,728	-
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	129,120	-	(3,879)	125,241
Net income attributable to the Company’s shareholders	14,997,401	709,742	(2,151)	15,704,992

		For the Six Months Ended June 30, 2024 IFRSs adjustments
	Amounts as reported under U.S.	Investments measured at fair value	Redeemable noncontrolling interests	Amounts as reported under
	GAAP	(Note (a))	(Note (b))	IFRSs
Fair value changes of redeemable noncontrolling interests	-	-	(571)	(571)
Investment income, net	282,965	(108,548)	-	174,417
Income before tax	17,417,805	(108,548)	(571)	17,308,686
Income tax	(2,786,849)	7,127	-	(2,779,722)
Net income	14,630,956	(101,421)	(571)	14,528,964
Accretion of redeemable noncontrolling interests	(1,918)	-	1,918	-
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(236,343)	-	571	(235,772)
Net income attributable to the Company’s shareholders	14,392,695	(101,421)	1,918	14,293,192

Reconciliation of unaudited condensed consolidated balance sheets (Extract):

		As of December 31, 2023 IFRSs adjustments
	Amounts as reported under U.S.	Investments measured at fair value	Redeemable noncontrolling interests	Amounts as reported under
	GAAP	(Note (a))	(Note (b))	IFRSs
Other long-term assets	28,471,568	(15,673,947)	-	12,797,621
Financial assets at fair value through profit or loss	-	18,369,496	-	18,369,496
Total Assets	185,924,978	2,695,549	-	188,620,527
Financial liabilities at fair value through profit or loss	-	-	37,961	37,961
Deferred tax liabilities	2,299,303	29,886	-	2,329,189
Total Liabilities	57,840,897	29,886	37,961	57,908,744
Redeemable noncontrolling interests	115,759	-	(115,759)	-
Total equity	127,968,322	2,665,663	77,798	130,711,783
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	185,924,978	2,695,549	-	188,620,527

		As of June 30, 2024 IFRSs adjustments
	Amounts as reported under U.S.	Investments measured at fair value	Redeemable noncontrolling interests	Amounts as reported under
	GAAP	(Note (a))	(Note (b))	IFRSs
Other long-term assets	27,627,257	(14,942,321)	-	12,684,936
Financial assets at fair value through profit or loss	-	17,529,322	-	17,529,322
Total Assets	183,342,621	2,587,001	-	185,929,622
Financial liabilities at fair value through profit or loss	-	-	38,532	38,532
Deferred tax liabilities	1,448,781	22,759	-	1,471,540
Total Liabilities	48,997,216	22,759	38,532	49,058,507
Redeemable noncontrolling interests	119,498	-	(119,498)	-
Total equity	134,225,907	2,564,242	80,966	136,871,115
Total liabilities, redeemable noncontrolling interests and shareholders' equity	183,342,621	2,587,001	-	185,929,622

Notes:

Basis of Preparation

The Company is responsible for preparation of the Reconciliation Statement in accordance with the relevant requirements of the Hong Kong Listing Rules and relevant guidance in HKEX-GL111-22. The Reconciliation Statement was prepared based on the Company’s unaudited condensed consolidated financial information for the six months ended June 30, 2024 prepared under U.S. GAAP, with material adjustments made (if any) thereto in arriving at the unaudited financial information of the Company prepared under IFRSs. The adjustments reflect the material differences between the Company’s accounting policies under U.S. GAAP and IFRSs.

Note a. Investments measured at fair value

Under U.S. GAAP, the investments in convertible redeemable preferred shares and ordinary shares with preferential rights that are issued by privately-held companies and therefore without readily determinable fair values could be accounted for using measurement alternative as an accounting policy choice. NetEase elected the measurement alternative to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRSs, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

Note b. Redeemable noncontrolling interests

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this “in-between” category is to indicate that a security whose redemption is outside the control of the issuer may not be classified as a permanent part of equity. NetEase classified the redeemable preferred shares issued by certain subsidiaries as redeemable noncontrolling interests in the condensed consolidated balance sheets and recorded them initially at fair value, net of issuance costs. NetEase recognized accretion to the respective redemption value of the redeemable preferred shares over the period starting from issuance date to the earliest redemption date.

Under IFRSs, there is no concept of mezzanine or temporary equity classification. NetEase designated the redeemable preferred shares as financial liabilities at fair value through profit or loss which are measured at fair value. Subsequent to initial recognition, the amounts of changes in fair value that were attributed to changes in credit risk of the issuer were recognized in other comprehensive income, and the remaining amounts of changes in fair value were recognized in the profit or loss.